

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 22, 2019

Ran Daniel
Chief Financial Officer
Cuentas, Inc.
19 W. Flagler St., Suite 902
Miami, FL 33130

   Re: Cuentas, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2018
     Filed April 15, 2019
     File No. 000-54923

Dear Mr. Daniel:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Report of Independent Registered Public Accounting Firm, page F-2

1. Please explain why you engaged an Israeli auditor as opposed to a U.S. public accounting firm where you are headquartered and conduct operations. Please note that in accordance with Article 2 of Regulation S-X, we believe the audit report of a registrant (that is not a foreign private issuer) should ordinarily be rendered by an auditor licensed in the United States. Please refer to International Reporting and Disclosure Issues in the Division of Corporation Finance, Section V.J., Location of the Auditor, on the Commission's website at http://www.sec.gov/divisions/corpfin/internatl/issues1004.htm for further guidance.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Scott Stringer at 202-551-3272 or Donna Di Silvio at 202-551-3202 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services